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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Amendment No. 2

Under the Securities Exchange Act of 1934


Chateau Properties, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

161739107
(CUSIP Number)

Mitchell Tanzman, Oppenheimer & Co., Inc.
200 Liberty Street, New York, New York 10281 (212) 667-6607(Name,
Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              January 29, 1997
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) ; has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 5  Pages
PAGE
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______________________________________________________________
                           13D

CUSIP NO. 161739107                         PAGE 2 OF 5  PAGES
______________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      OPPENHEIMER & CO, INC.     I.R.S. NO. 13-2798343
______________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                        (b)  X
______________________________________________________________
3     SEC USE ONLY
______________________________________________________________
4     SOURCE OF FUNDS
      WC; OO (See Item 3)
______________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(c) OR 2(e)                        X
____________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
______________________________________________________________
NUMBER OF        7    SOLE VOTING POWER

SHARE                 78,800
               _______________________________________________
BENEFICIALLY     8    SHARED VOTING POWER

OWNED BY              0
                 _______________________________________________
EACH             9    SOLE DISPOSITIVE POWER

REPORTING             78,800
               _______________________________________________
PERSON           10   SHARED DISPOSITIVE POWER

WITH                  0
______________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                      78,800
______________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
______________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    0.8%
______________________________________________________________
12    TYPE OF REPORTING PERSON
      BD, CO
______________________________________________________________
PAGE
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                                                       Page 3 of 5


SCHEDULE 13D Amendment No.2


THIS AMENDMENT NO. 2 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED WITH THE COMMISSION ON SEPTEMBER 13, 1996 ON BEHALF OF OPPENHEIMER & CO., INC. AND THE SCHEDULE 13D AMENDMENT NO. 1 FILED ON OCTOBER 4, 1996. THE TEXT OF ITEMS 4, 5 AND 7 OF SAID SCHEDULES 13D ARE AMENDED AS INDICATED HEREIN. ALL DEFINED TERMS USED HEREIN WITHOUT DEFINITION SHALL HAVE THE SAME MEANING AS SET FORTH IN THE SCHEDULE 13D DATED SEPTEMBER 13, 1996.

Item 4:    Purpose of Transaction

           As of January 29, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's common stock.

Item 5:    Interest In Securities of the Issuer

           (a)   Aggregate number of Shares:     78,800
                 Percentage: 0.8% (Based on the Company's Post Effective Amendment No. 1 to its S-4/A-1 filed with the Commission on 1/28/97, Registration No. 333-18807).

           (b)   1. Sole power to vote or to direct vote: 78,800
                 2. Shared power to vote or to direct the vote: 0
                 3. Sole power to dispose or to direct the disposition:
                    78,800
                 4. Shared power to dispose or to direct the disposition:
                    0

           (c)   Transactions during the past sixty days: (See Exhibit 6)

           Except as set forth herein or in Exhibit 6 hereto, to the best knowledge of Oppenheimer, none of the persons listed in Exhibit 2 hereto beneficially owns any Shares or has effected any transactions in the Shares since 13D amendment No. 1 was filed.


           (d)   Not applicable

           (e)   Not applicable

Item 7 :   Material to be filed as Exhibits

           a-d -- Incorporated by reference to the Schedule 13D originally filed with the Commission on September 13, 1996 - Exhibits 1-4.

           e--   Incorporated by reference to the Schedule 13D Amendment
           No. 1 filed with the Commission on October 4, 1996 - Exhibit
           5.

           f--    Transactions since 13D Amendment No. 1.
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                                 Page 4 of 5
Exhibit 6

Chateau Properties, Inc.
TRANSACTIONS SINCE 13D AMENDMENT NO. 1


Date of Transaction         Number of Shares     Price Per     Exchange
                            Purchased/(Sold)     Share
______________________________________________________________________


1/29/97                     (346,200)            26.50            NYSE



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                                                     Page 5 of 5 pages


Signature:       After reasonable inquiry and to the best of my knowledge
                 and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   January 30, 1997

                                            /s/Mitchell A. Tanzman
                                            Mitchell Tanzman
                                            Managing Director